Yingli Green Energy Holding Company Limited
No. 3055 Middle Fuxing Road
Baoding 071051
People’s Republic of China
December 10, 2007
VIA FACSIMILE AND EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Mr. Russell Mancuso, Branch Chief Mr. Jay Mumford, Esq.

Re:	Yingli Green Energy Holding Company Limited Registration Statement on Form F-1 (Registration No. 333-147223)
Dear Mr. Mancuso and Mr. Mumford:
     Pursuant to Rule 461 of Regulation C promulgated under the Securities Act of 1933, as amended, Yingli Green Energy Holding Company Limited (the “Company”) hereby requests that the effective date of the above-referenced registration statement on Form F-1 be accelerated to, and that such registration statement be declared effective on, December 10, 2007 at 5:00 p.m., Washington D.C. Time, or as soon thereafter as practicable, unless we or a representative of our U.S. counsel, Simpson Thacher & Bartlett LLP, requests by telephone that such registration statement be declared effective at some other time.
     The Company hereby acknowledges the following:
(i)	should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(ii)	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve us from our full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(iii)	we may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     In addition, we understand that the Division of Enforcement has access to all information we provide to the staff of the Division of Corporation Finance in connection with our filing.
(Signature Page to Follow)

Sincerely yours, YINGLI GREEN ENERGY HOLDING COMPANY LIMITED
By:	/s/ Bryan Li
	Name:	Bryan Li
	Title:	Chief Financial Officer